PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

09047050

BY COURIER

No/Date :F/D1-359/8.9.09

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

SEC Mail Processing
Section

SEP 16 2009

Washington, DC
110

dlw 9/30

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Board of Directors of Public Power Corporation S.A., at its meeting held on September 8, 2009, elected as independent non-executive member Mr George Stergiou, Electrical Engineer, replacing Mr. Michail Kefaloyiannis for the remaining period of his tenure, that is until the date of the 2010 Annual Shareholders Meeting.

Furthermore, Mr Ioannis Papadopoulos, Mechanical Engineer / Economist was appointed as independent non-executive member of the Audit Committee replacing Mr. Michail Kefaloyiannis for the remaining period of his tenure, that is until the date of the 2010 Annual Shareholders Meeting.

Athens 8 September 2009